First Trust Series Funds
                          First Trust Closed End Funds
                       First Trust Exchange-Traded Funds
                                 March 17, 2017


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re: Filings for First Trust Series Funds with 10/31/16 Year Ends, First
          Trust Closed End Funds with 12/31/15, 5/31/16, 10/31/16 and 11/30/16
          Year Ends and First Trust Exchange-Traded Funds with 9/30/16 and 10/31/16 Year Ends

Ladies/Gentlemen:

      On February 10, 2017, First Trust Advisors L.P. ("FTA") received oral comments from Mr. David Manion of the Division of Investment Management Office of Disclosure and Review of the Securities and Exchange Commission (the "Commission") with respect to the Commission's review of the Trust filings listed above. In connection with the Commission's comments, we hereby provide the following responses:

      1. The Commission noted that certain sectors in the Portfolio of Investments ("POI") of the October 31, 2016 shareholder report for First Trust AQA(R) Equity Fund ("AQA") and First Trust SSI Strategic Convertible Securities ETF ("FCVT") were in excess of 25%. The Commission asked FTA to consider enhancing the prospectus disclosure regarding sector concentration for funds with significant sector exposure.
      Although FTA does not believe it is required, FTA will consider additional sector concentration disclosure in the prospectus for funds expected to be highly concentrated in specific sectors.

      2. The Commission recommended enhancing the Management Discussion of Fund Performance ("MDFP") for First Trust/Aberdeen Global Opportunity Income Fund ("FAM") to discuss the impact of derivatives on performance.
      FTA will consider the Commission's recommendation to enhance the MDFP in future shareholder reports as it relates to the impact of derivatives on performance.

      3. The Commission noted that in the December 31, 2015, shareholder report for First Trust/Aberdeen Emerging Opportunity Fund ("FEO") the MDFP referenced Jeronimo Martins as a Polish company, however, in the POI Jeronimo Martins was listed as a Portuguese company.
      Jeronimo Martins is incorporated in Portugal, which is why it is listed as such in the POI. However, Jeronimo Martins has significant business operations in Poland, so in the context of the MDFP, the reference to Poland is accurate.


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      4. The Commission noted that the portfolio turnover rate increased significantly in First Trust Indxx Global Natural Resources Income ETF ("FTRI") and First Trust Indxx Global Agriculture ETF ("FTAG") within the Financial Highlights of the September 30, 2016, shareholder report. The Commission recommended that going forward any significant change in portfolio turnover and/or impact to performance be discussed in the MDFP.
      FTA will footnote the reason for the change in the portfolio turnover rate on the Financial Highlights page going forward for the referenced funds and will consider discussing a significant change in the portfolio turnover rate in future MDFPs.

      5. The Commission noted that the Class I performance of AQA was lower than the Class A performance of AQA as listed in the October 31, 2016 Financial Highlights, but that the expense ratio of Class A was higher than Class I.
      During the year, a subscription was incorrectly booked to Class A of AQA that should have been booked to Class I. When the trade was cancelled, Class A realized a gain resulting in the Class A performance exceeding the performance of Class I. There was a loss to Class I when the subscription trade was corrected, but that loss was reimbursed to that class by the sub-advisor.

      6. The Commission questioned why there was a "Due to investment advisor" balance on the Statement of Assets and Liabilities in the October 31, 2016, AQA shareholder report since the Statement of Operations included a line item for fees waived and expenses reimbursed by the investment advisor.
      AQA's first year of operation was 2016. Therefore, AQA used estimates to accrue for certain expense accounts assuming a certain asset level and FTA reimbursed AQA in reliance on those estimates. Due to the smaller size of AQA, actual expenses were lower than the estimates. AQA had been over accrued for certain expense accounts meaning that FTA reimbursed more expenses than necessary throughout the fiscal year. When the over accrual was discovered, a payable for the over accrual was set up to reimburse FTA.

      7. The Commission inquired whether or not the acquisition of the Brookfield Investment Management Inc. ("Brookfield") team responsible for the portfolio management of the First Trust Mortgage Income Fund ("FMY") also impacted First Trust Strategic High Income Fund II ("FHY").
      The acquisition of the Brookfield team responsible for portfolio management of FMY by Schroeder Investment Management North America Inc. did not impact the portfolio management of FHY, as the FMY portfolio management team managed mortgage backed and government securities. FHY's portfolio is a high yield portfolio managed by a different Brookfield portfolio management team.

      8. The Commission suggested that both receivables and payables be listed separately when a fund holds when issued and delayed delivery securities.
      If a fund holds when issued and/or delayed delivery securities, FTA will consider disclosing when issued and/or delayed delivery balances separately on the Statement of Assets and Liabilities.


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      9. The Commission noted that in the First Trust Exchange Traded Fund II shareholder report as of September 30, 2016, "Foreign capital gains tax" was included with expenses on the Statement of Operations. The Commission referenced Accounting Standards Codification ("ASC") 946-225-45-4 for presentation of this line item.
      Going forward FTA will present "Foreign capital gains tax" in the realized gain/loss section of the Statement of Operations.

      10. The Commission noted that there was no discussion of the accounting treatment for organization and offering costs in the October 31, 2016, AQA shareholder report.
      The AQA organizational and offering costs were paid by FTA, therefore, no discussion of these costs was included in the shareholder report.

      11. The Commission noted that in the May 31, 2016, First Trust Senior Floating Rate Income Fund II ("FCT") shareholder report, the Level 3 sensitivity analysis was not included, per ASC 820. This ASC requires disclosure of the quantitative and qualitative inputs used to determine why securities are listed as Level 3.
      The Level 3 sensitivity analysis is not applicable to the Level 3 senior loan valuations in FCT as a third-party pricing service provided the prices for these Level 3 senior loans. Per Accounting Standards Update 2011-04, a reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment).

      12. The Commission indicated that the First Trust Dynamic Europe Equity Income Fund ("FDEU") Form N-CSR filed March 7, 2016, reflected dates of February xx, 2016 on the signature page of the form.
      FTA amended the FDEU Form N-CSR filing on March 10, 2017 to correct typographical errors relating to the dates on the signature page.

      13. The Commission suggested FTA present additional expense ratios and other supplemental data in the footnotes to the Financial Highlights section of the shareholder report as described in the instructions to Form N-2, Item 4.1(i).
      FTA includes the required ratios, as well as additional expense ratios and other supplemental data in a table within the Financial Highlights rather than in a footnote as FTA feels this presentation is clearer for the reader.

      14. The Commission noted that First Trust Short Duration High Income Fund ("SDHI") had a line item in its October 31, 2016, Statement of Operations for "Other income." The Commission inquired as to what "Other income" consisted of and suggested disclosing those components and how they are accounted for in the Significant Accounting Policies footnote.
      The "Other income" in SDHI consisted of various fees associated with term loans and represented 0.15% of total income. Going forward, if "Other income" becomes more material in SDHI, or any other fund, FTA will add disclosure regarding its components and its accounting treatment.


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      15. The Commission inquired if inverse floating rate securities held by
FMY in the October 31, 2016 shareholder report were purchased in the "open market." If not purchased in the "open market," the Commission noted that inverse floating rate securities should be considered financing transactions per ASC 860.
      The inverse floating rate securities held by FMY were purchased through a broker on the open market.

      16. The Commission noted that FMY terminated the reverse repurchase agreements positions in FMY. The Commission inquired why restricted cash was pledged as collateral for reverse repurchase agreements as shown in the October 31, 2016, FMY shareholder report if no reverse repurchase agreements were held by FMY.
      The restricted cash pledged as collateral at the counterparty for the reverse repurchase agreements had not been returned to FMY's custodian as of October 31, 2016. The restricted cash pledged as collateral for reverse repurchase agreements was returned to FMY's custodian by the counterparty on December 2, 2016.

      17. The Commission questioned if the investments sold short within First Trust High Income Long/Short Fund ("FSD") October 31, 2016, shareholder report should be classified as financing activities instead of operating activities, which would mean a change in the disclosure in the Statement of Cash Flows, as well as triggering other financing disclosures.
      For FSD, FTA makes a distinction between "pure" borrowings, which are disclosed as financing activities and investments sold short, which are utilized as part of the fund's investment strategy and are disclosed with the fund's Portfolio of Investments. Consistent with this view, FTA includes investments sold short under operating activities in the statement of cash flows. This presentation is also consistent with other industry participants that have long/short funds within their complex.

      Should you have any questions, or if we have incorrectly characterized the Commission's comments, please do not hesitate to contact the undersigned directly at (630) 517-7665.

                           Sincerely,

                           FIRST TRUST SERIES FUNDS
                           FIRST TRUST CLOSED END FUNDS
                           FIRST TRUST EXCHANGE-TRADED FUNDS


                           By /S/ JAMES M. DYKAS
                           -----------------------------------------
                           James M. Dykas
                           President and Chief Executive Officer




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